UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74051E102

(CUSIP Number)

Mark A. Sellers

Sellers Capital LLC

707 Skokie Boulevard

Northbrook, IL 60062

(312) 674-4573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	Page 2 of 7

1.	Names of reporting persons Sellers Capital LLC
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,430,179
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,430,179
11.	Aggregate amount beneficially owned by each reporting person 15,430,179
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Approximately 31.4% as of October 21, 2014 (based on 49,095,002 shares of Common Stock outstanding, per Form 10-Q dated October 15, 2014).
14.	Type of reporting person (see instructions) IA/OO

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 3 of 7

1.	Names of reporting persons Sellers Capital Master Fund, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,430,179
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,430,179
11.	Aggregate amount beneficially owned by each reporting person 15,430,179
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Approximately 31.4% as of October 21, 2014 (based on 49,095,002 shares of Common Stock outstanding, per Form 10-Q dated October 15, 2014).
14.	Type of reporting person (see instructions) IV

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 4 of 7

1.	Names of reporting persons Mark A. Sellers
2.	Check the appropriate box if a member of a group (see instructions) See footnote below.* (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,430,179
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,430,179
11.	Aggregate amount beneficially owned by each reporting person 15,430,179
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Approximately 31.4% as of October 21, 2014 (based on 49,095,002 shares of Common Stock outstanding, per Form 10-Q dated October 15, 2014).
14.	Type of reporting person (see instructions) IN/HC

*	Mark A. Sellers is the managing member of Sellers Capital LLC, which is the investment manager of Sellers Capital Master Fund, Ltd. and thus the Reporting Persons may be considered a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 74051E102	Page 5 of 7

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 19”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on February 21, 2014 (“Amendment 18”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Premier Exhibitions, Inc., a Florida corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment 19 shall have the meanings set forth in Amendment 18, previous amendments and/or the original Schedule 13D to which this Amendment 19 relates. Only those items that are hereby reported are amended; all other items remain unchanged.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by Sellers Capital LLC (“SC”), Sellers Capital Master Fund, Ltd. (“SCMF”) and Mark A. Sellers.

(b)	The principal business office of SC and Mark A. Sellers is 707 Skokie Boulevard, Northbrook, IL 60062. The principal business office of SCMF is c/o M&C Corporate Services, Ugland House, South Church Street, PO Box 309 GT, George Town, Grand Cayman, Cayman Islands.

Item 4.	Purpose of Transaction

On October 15, 2014, the Reporting Persons entered into a Share Purchase Agreement (the “Agreement”) with The Armada Group GP, Inc., a Florida corporation having its registered address at 1720 Main Street NE, Building 4, Palm Bay, FL 32905 (the “Buyer”), pursuant to which the Reporting Persons agreed to sell to the Buyer, in a private transaction, all of the 15,430,179 shares of Common Stock beneficially owned by the Reporting Persons in exchange for an aggregate purchase price of $16,201,688 (the “Purchase Price”), such amount being equal to $1.05 per share, a 42% premium to the stock price on the day of signing. Completion of the sale is subject to certain conditions contained in the Agreement, including but not limited to satisfaction (or waiver by the Buyer) that the existing Board of Directors of the Company (the “Board”) shall have appointed three new qualified natural persons to the Board, two of whom must be “independent” pursuant to the listing standards of the NASDAQ Stock Market and all of whom shall be subject to the qualification standards of board nominees.

The foregoing description is a summary only. It is not intended to be complete and is qualified in its entirety by reference to the terms of the Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment 19 and incorporated by reference herein.

On October 21, 2014, Mark A. Sellers, on behalf of SC, investment manager of SCMF, sent a letter to SCMF’s investors (the “Investor Letter”) explaining that the sale of all SCMF’s shares in the Issuer was being made because, while the Reporting Persons still believe in the underlying premise of the investment in the Issuer, the Issuer continues to have significant unmet capital and operational needs and SCMF and Sellers Capital are unable to fulfill those needs. Moreover, the potential distribution of SCMF’s shares and the insufficiency of capital necessary to stabilize and grow the business may be holding back the stock price and, as a result, the realization of greater value for SCMF’s investment is unlikely in any reasonably foreseeable time frame. The decision was thus made to sell the shares to the Buyer, which is willing and capable of purchasing the Fund’s shares on superior terms relative to current market conditions, making it prudent to sell, and a fair and reasonable opportunity to do so. The Reporting Persons hope to close the sale by the end of October.

The foregoing description is a summary only. It is not intended to be complete and is qualified in its entirety by reference to the Investor Letter, a copy of which is filed as Exhibit 99.3 to this Amendment 19 and incorporated by reference herein.

CUSIP No. 74051E102	Page 6 of 7

Upon successful completion of the transaction described above, Mark A. Sellers will resign as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) SCMF is the direct beneficial owner and SC and Mark A. Sellers are the indirect beneficial owners of 15,430,179 shares of Common Stock. This represents approximately 31.4% percent of the outstanding shares of Common Stock, based on 49,095,002 shares of Common Stock outstanding, per Form 10-Q dated October 15, 2014).

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 15,430,179 shares of Common Stock.

(c) Other than the matters referred to herein, there have been no other transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 4 and 5 and the exhibits to this Amendment 19 to Schedule 13D, and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein (including exhibits), are incorporated in this Item 6 by reference as if fully set forth herein. Except for the matters discussed in this Amendment 19, in previous amendments and/or the original Schedule 13D to which this Amendment 19 relates, and any exhibits thereto, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Amended Joint Filing Agreement, dated October 21, 2014, among Sellers Capital LLC, Sellers Capital Master Fund, Ltd. and Mark A. Sellers.

Exhibit 99.2: Share Purchase Agreement by and among The Armada Group GP, Inc., Sellers Capital, LLC, Sellers Capital Master Fund, Ltd., and Mark A. Sellers dated October 15, 2014.

Exhibit 99.3: Letter from Mark A. Sellers to investors in SCMF dated October 21, 2014.

CUSIP No. 74051E102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of October, 2014.

Sellers Capital LLC

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member

Sellers Capital Master Fund, Ltd.

By:	/s/ Mark A. Sellers
Name:	Mark A. Sellers
Title:	Managing Member, Sellers Capital LLC, Investment Manager

/s/ Mark A. Sellers
Mark A. Sellers